Exhibit 99.1
NEWS RELEASE

STRATASYS ANNOUNCES 2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

EDEN PRAIRIE, Minn. & REHOVOT, Israel, September 24, 2024— (BUSINESS WIRE)— Stratasys Ltd. (Nasdaq: SSYS) (“Stratasys” or the “Company”) today announced that it will hold its 2024 Annual General Meeting of Shareholders (the “Meeting”) on Thursday, November 7, 2024, at 3:00 p.m. Israel time, at Meitar Law Offices, 16 Abba Hillel Road, 10th floor, Ramat Gan 5250608, Israel. The record date for shareholders entitled to vote at the Meeting is Monday, September 30, 2024.

The agenda for the Meeting is as follows:

1.Re-election of each of Messrs. S. Scott Crump, Aris Kekedjian, John J. McEleney, Dov Ofer, David Reis and Yair Seroussi, and Ms. Adina Shorr, and initial election of Mr. Yoav Zeif (who currently serves as the Company’s Chief Executive Officer), collectively constituting the Company’s director nominees, to serve as a director of the Company until the Company’s next annual general meeting of shareholders and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal.

2.Renewal of the Company’s Compensation Policy for Executive Officers and Directors, as required under the Israeli Companies Law, 5759-1999 (the “Companies Law”).

3.Approval of a clarification to the definition of Change in Control that will align the “double trigger” for severance benefits under the employment agreement of the Company’s Chief Executive Officer, Yoav Zeif, with that of the Company’s other senior executives.

4.Reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2024 and for the additional period until the Company’s next annual general meeting of shareholders, and authorization of the Board (upon recommendation of the audit committee of the Board) to fix their remuneration.

Stratasys’ Board recommends that Stratasys’ shareholders vote in favor of each of the above proposals.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each of the proposals. Under the Companies Law, the approval of each of Proposals 2 and 3 is also subject to satisfaction of one of the following additional voting requirements:
• the majority voted in favor of the proposal must include a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to in the Companies Law as a “personal interest”) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or
• the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed two percent (2%) of the aggregate voting rights in the Company.
For purposes of the above special voting requirements, to the best of our knowledge, there are no shareholders who would be deemed “controlling shareholders” of the Company under the Companies Law.
In addition to the foregoing proposals, at the Meeting, the audited, consolidated financial statements of Stratasys for the annual period ended December 31, 2023 will be presented to, and considered by, Stratasys’ shareholders (which will not involve a vote).

Whether or not you attend the Meeting, your vote is important. Accordingly, you are asked to participate and vote regardless of the number of ordinary shares you own.

Additional Information Concerning the Annual General Meeting and Where to Find It

In connection with the Meeting, Stratasys will send to its shareholders a proxy statement describing in detail the proposals to be addressed at the Meeting and providing additional logistical information related to the Meeting, the procedure for voting by proxy, and various other information related to the Meeting, along with a proxy card or voting instruction form enabling Stratasys' shareholders to indicate their vote on each matter or instruct their brokers or other nominees how to vote on each matter (as applicable). The Company will also furnish copies of the proxy statement and a related proxy card to the Securities and Exchange Commission (the “SEC”) in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or the Company’s website at www.stratasys.com, or by directing such request to the Company’s Chief Communications Officer and VP, Investor Relations, Yonah Lloyd, at the email address provided below. This press release is also available on the Stratasys website at www.stratasys.com.

In order to vote, if you are a record shareholder or a street holder (i.e., you hold your shares through a bank, broker or other nominee) and receive a physical proxy card or voting instruction form, respectively, you may complete and sign it and send it in to Broadridge, our agent for tallying the votes for the Meeting, in the envelope to be enclosed, Whether you are a record shareholder or a street holder, you may also vote or provide voting instructions to your bank, broker or nominee online (at www.proxyvote.com) or via telephone, In all such cases, your vote must be received by 11:59 p.m., Eastern time, on Wednesday, November 6, 2024. If you are a record shareholder and send in your proxy card directly to our registered Israeli office, it must be received at least four hours prior to the appointed time for the Meeting (i.e., 11:00 a.m., Israel time, on Thursday, November 7, 2024).

The final day on which notice may be submitted to Stratasys pursuant to Section 66(b) of the Companies Law and Section 5A(a) of the Companies Regulations (Notices and Announcements of General Meetings and Class Meetings in Public Companies and Additions of Agenda Items, 5760-2000) promulgated thereunder, shall be October 1, 2024. Any shareholder submitting such a notice should send it to the Company’s Israeli offices, 1 Holtzman Street, Science Park, P.O. Box 2496, Rehovot 76124, Israel, Attention: Chief Legal Officer, Ms. Vered Ben-Jacob, email: Vered.BenJacob@stratasys.com. To the extent that the Board determines to amend the notice of the Meeting as a result of any such submission, the Company will publish an updated notice with respect to the Meeting, no later than October 8, 2024, to be furnished to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K.

Participants in the Solicitation

Stratasys and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Meeting. Information about the directors and executive officers of Stratasys, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Stratasys’ Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on March 11, 2024. You may obtain free copies of that document from Stratasys using the sources indicated above.

About Stratasys Ltd.

Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products, healthcare, fashion and education. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.
To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, X.com (formerly Twitter), LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the Company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.
Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Stratasys Investor Relations
Yonah Lloyd CCO, Vice President - Investor Relations
Yonah.Lloyd@stratasys.com

Source: Stratasys Ltd.

Released September 24, 2024